

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2023

Chi Ming Lam
Chief Executive Officer and Chairman
Ming Shing Group Holdings Ltd
8/F, Cheong Tai Factory Building
16 Tai Yau Street
San Po Kong, Kowloon
Hong Kong

> **Re: Ming Shing Group Holdings Ltd**
> **Registration Statement on Form F-1**
> **Filed June 23, 2023**
> **File No. 333-272861**

Dear Chi Ming Lam:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-1

Use of Proceeds, page 46

1. Please disclose the dollar amount of net proceeds of the offering, and the dollar amount of net proceeds you will allocate to each of the purposes listed in this section. In addition, please clarify the significance of the information provided in each of the footnotes to the table. Finally, if you have already repaid indebtedness included in the table, it is unclear why you present this information in the use of proceeds section, as it appears that you would not need to use proceeds of the offering to repay these amounts.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Daniel D. Nauth, Esq.